

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628



October 30, 2008

Via Facsimile and First Class Mail

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522

Re: BlackRock Advisers LLP and Affiliates Tender Offer Relief for Offers to Purchase Liquidity Enhanced Adjustable Rate Securities ("LEARS")

Dear Mr. Hoffman:

We are responding to your letter dated October 30, 2008 to Michele M. Anderson and Celeste M. Murphy as supplemented by telephone conversations with the staff of the Division of Corporation Finance ("Division") with regard to your request for no-action relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts presented in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

The Division believes that the offer to purchase LEARS pursuant to the Liquidity Facility may constitute a tender offer subject to Sections 13(e), 14(d) and 14(e) of the Securities Exchange Act of 1934, and Rule 13e-4 and Regulations 14D and 14E. Nevertheless, based upon your opinion that offers to purchase LEARS pursuant to the Liquidity Facility do not constitute a tender offer, as well as the facts and representations made in correspondence and conversations with the staff, the Division, without necessarily concurring with the analysis or conclusions set forth in your letter, will not recommend that the Commission take enforcement action if such offers are conducted without complying with Rule 13e-4 and Regulations 14D and 14E.

In issuing this no-action position, the Division considered the following facts, among others:

(i) at the time of initial issuance and each remarketing, the Funds and the Liquidity Provider will make all offers and sales of LEARS and any related security pursuant to an effective registration statement or in reliance on an available exemption from such requirements under the Securities Act of 1933 ("Securities Act");[1]

[1] The staff of the Division notes that the Funds and the Liquidity Provider intend to sell LEARS and any related security only to Qualified Institutional Buyers as defined in the Rule 144A under the Securities Act.

(ii) the terms and conditions of the Liquidity Facility are fixed and will apply to each remarketing;
(iii) the Liquidity Facility is open to all LEARS holders;
(iv) the Liquidity Provider will purchase all LEARS at a price equal to the liquidation preference plus accumulated but unpaid dividends;
(v) an offering memorandum, as described in your letter, will be delivered on every remarketing date;
(vi) the offering memorandum will describe the operation of the Liquidity Facility and explain in detail the results of a Non-Clearing Remarketing;
(vii) in the event of Non-Clearing Remarketing, the Paying Agent, will issue a notice to LEARS holders;
(viii) the Liquidity Provider is required to sell all LEARS that it holds, as a result of being required to purchase LEARS to prevent a Non-Clearing Remarketing, at the next remarketing with no right to hold the LEARS at a particular dividend rate;
(ix) LEARS holders other than the Liquidity Provider will have the ability to revoke their notice to participate in a remarketing until one business day prior to the remarketing date;
(x) the Liquidity Provider must sell at the rate set by the remarketing agent pursuant to the terms of the LEARS;
(xi) payment for the LEARS will occur promptly;
(xii) neither the Liquidity Provider nor the Fund will take any steps to encourage or discourage holders of the securities from triggering a Non-Clearing Remarketing; and
(xiii) In the event that the Liquidity Agreement will not be renewed, will otherwise be terminated or a new Liquidity Agreement with a replacement Liquidity Provider will be entered into, holders of the LEARS will be notified by the Paying Agent at least two remarketings in advance of such event.

The foregoing no-action relief is based solely on your representations and the facts presented in your letter dated October 30, 2008, as supplemented by telephone conversations with the staff of the Commission. The relief granted is strictly limited to the application of these rules to the offers as described in your letter. You should discontinue the offers pending further consultation with the staff of the Commission if any of the facts or representations set forth in your letter change.

Your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 10(b) and 14(e), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with BlackRock, the Liquidity Provider and the remarketing agent. The Division expresses no view with respect to any other questions that the Liquidity Facility may raise, including, but not limited to, the adequacy of

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The staff also notes that all secondary market sales by LEARS holders would occur through a remarketing process (as described above) in transactions that are exempt from the registration requirements under the Securities Act.

disclosure concerning, and the applicability of other federal or state laws to, the purchase of the LEARS and conduct of your remarketing as described in your letter.

This position is based on the facts described and the representations made in your letter. Any different facts or circumstances may require a different conclusion. This response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,



Mauri L. Osheroff
Associate Director
Division of Corporation Finance

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
212-735-3406
DIRECT FAX
917-777-3406
EMAIL ADDRESS
MKH@SKADDEN.COM

October 31, 2008

Celeste M. Murphy
Chief, Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Liquidity Enhanced Adjustable Rate Securities

Dear Celeste:

Enclosed please find a signed original copy of the no-action letter we submitted to the Securities and Exchange Commission by electronic delivery on October 30, 2008.

Should you have any additional comments or concerns, please feel free to contact me at (212) 735-3406.

Sincerely,



Michael K. Hoffman

Enclosures

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

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October 30, 2008

HAND DELIVERY

Securities Exchange Act of 1934
Sections 13(e) and 14(d), Rule 13e-4, and Regulations 14D and 14E

Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Celeste M. Murphy
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Liquidity Enhanced Adjustable Rate Securities ("LEARS")

Ladies and Gentlemen:

On behalf of BlackRock Advisors, LLC and its affiliates ("BlackRock") and the closed-end investment companies listed on Annex A to this letter (each, a "Fund" and, collectively, the "Funds") for which BlackRock serves as investment advisor, we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), advise us that they will not recommend that the Commission take any enforcement action against the Funds or the Liquidity Providers (defined below) under Sections 13(e) and 14(d) of the Securities Exchange Act of 1934 (the "1934 Act"), 15 U.S.C. §§ 78m(e), 78n(d), and Rule 13e-4 and Regulations 14D and 14E thereunder, 17 C.F.R. §240.13e-4

(2007), 17 C.F.R. §§ 240.14d-1 through 240.14d-103 (2007), and 17 C.F.R. §§ 240.14e-1 through 240.14f-1 (2007), with respect to the purchases of LEARS by the Liquidity Providers, as described more fully below.

FACTS

I. CURRENT MARKET CONDITIONS

As you are aware, current capital market conditions have led to systemic auction failures for auction-rate securities, including the auction preferred stock ("APS")[1] issued by the Funds. Because of these failed auctions, many investors have been unable to sell their APS at auction or otherwise obtain liquidity for their shares.

At present, money market mutual funds cannot own APS issued by closed-end investment companies because APS lack the liquidity features necessary to qualify as a permitted money market investment under Rule 2a-7 promulgated under the 1940 Act, 17 C.F.R. § 270.2a-7 (2007). To address the systemic auction failures caused by current capital market conditions, the Funds are considering offering LEARS, intended to be eligible for purchase by money market funds,[2] and using the proceeds of those offerings to redeem APS.

II. THE FUNDS

The Funds are registered closed-end management investment companies. The Funds offer investors a variety of investment strategies, which include strategies that target equity securities and both taxable debt and tax-exempt municipal debt obligations. The Funds' portfolios are composed of differing investment mixes, each suited to a Fund's particular investment objective and policies.

Each of the Funds has issued one or more series of APS, which results in leveraging of the common shares of the Funds in compliance with limitations on leverage set forth in the 1940 Act. The APS pay dividends that are adjusted over relatively short periods, usually every seven days. The APS of each of the Funds are generally rated triple-A by one or more nationally recognized statistical rating organizations ("NRSROs") and typically include terms requiring the Fund's portfolio to meet prescribed investment quality, diversification and asset coverage standards while the APS are outstanding. The proceeds of the APS offerings were invested in accordance with each Fund's investment objectives in order to enhance returns to the Funds' common shareholders and have consistently achieved this purpose.

III. DESCRIPTION OF LEARS

A. OFFERING AND SALE OF LEARS AND ANY RELATED LIQUIDITY RIGHTS

The Funds propose to offer LEARS, at least in part to replace a portion of their outstanding APS.[3] The LEARS are anticipated to have a liquidation preference equal to an amount between $100,000 and $250,000 per share, plus accumulated but unpaid dividends, whether or not earned or declared. The LEARS would receive a long-term preferred stock rating and a short-term debt rating (based upon the Liquidity Facility as described below in Section IV) in one of the two highest rating categories from one or more NRSROs. Like APS, the LEARS could be issued in one or more separate series in order to facilitate the remarketing process.

The initial distribution of the LEARS and any liquidity rights related to the LEARS (the "Liquidity Rights") may occur in one of two manners. First, the Funds may offer and sell the LEARS, and the Liquidity Provider may offer and sell the Liquidity Rights, pursuant to Section 4(2) under the Securities Act of 1933 (the "1933 Act") to one or more broker-dealers ("Initial Purchasers"). Such Initial Purchasers would then immediately offer and resell the LEARS (and the Liquidity Rights) to "qualified institutional buyers" ("QIBs"). Alternatively, the Fund may offer and sell LEARS, and the Liquidity Provider may offer and sell the Liquidity Rights, directly to QIBs. As a result, there will not be a public offering of the LEARS or the Liquidity Rights and therefore neither the Fund nor the Liquidity Providers are requesting and do not seek Staff guidance or relief under the 1933 Act.

Secondary market sales by LEARS holders would generally occur through a remarketing process (as described below) in transactions that are exempt from the registration requirements under the 1933 Act, although it is anticipated that some secondary market transactions might occur between QIBs outside of remarketings. In connection with each remarketing of the LEARS and the Liquidity Rights, both the Fund and the Liquidity Providers will comply with the registration requirements of the 1933 Act or rely upon an available exemption from such requirements. LEARS and the Liquidity Rights may only be offered and sold in their initial placement and in subsequent remarketings to QIBs who make appropriate representations as to their QIB status. There is currently no intention for the Funds to file "shelf" registration statements with the Commission that would permit sales to other types of investors and accordingly we are not asking the Staff to consider issues related to registered LEARS and the Liquidity Rights.

The LEARS and any related Liquidity Facility will not be listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered securities association and the LEARS and any related Liquidity Facility will not be subject to Section 12(g) of the 1934 Act and the Funds will not have reporting obligations with respect thereto under Section 15(d) of the 1934 Act.

B. REMARKETING PROCESS AND PROCEDURES

Process. The dividend period for the LEARS will be seven days. A dividend payment will be made at the end of each period and the dividend rate for the next succeeding period will be set in a remarketing process administered by broker-dealers acting as remarketing agents. Remarketing is expected to be the primary means by which LEARS may be bought or sold. Following pre-determined procedures, the remarketing agent(s) will set dividend rates on the LEARS based upon canvassing of the potential market buyers of shares. The remarketing process will take place over a short period, typically expected to be three days or fewer. After providing a preliminary notice of the likely dividend rate, the remarketing agent(s) will solicit existing holders and potential buyers for indications of interest. It will then match up buyers and sellers at the lowest possible dividend rate for which all shares for sale are able to be matched with potential buyers. LEARS holders will have the ability to submit, withdraw and re-submit orders to the Remarketing Agent up to the order deadline on any given remarketing date. The LEARS will trade in a remarketing pursuant to which the LEARS will only be sold at a price equal to their liquidation preference plus accumulated but unpaid dividends.[4] The Fund or the Remarketing Agent will deliver an offering memorandum describing the LEARS and the Liquidity Facilities (defined below) to any purchasers of LEARS, whether in an initial placement or a remarketing.

Under normal circumstances, the dividend rate in each remarketing will be set as the lowest possible rate at which all the LEARS would be either held or bought after matching up sell and buy orders. Upon each dividend-rate adjustment, shares of the LEARS are reasonably expected by the Fund to have a market value that approximates their amortized cost, which is important for the money market funds anticipated to be significant purchasers of the LEARS. All orders to buy and sell LEARS in any Remarketing will be subject to a maximum dividend reset rate (the "Maximum Rate"). The Maximum Rate will not be a fixed amount. Rather, the Maximum Rate will be set as the greater of (a) a specified reference interest rate plus a specified number of basis points (*e.g.*, LIBOR plus 1.25%) or (b) a specified percentage of a specified referenced interest rate (*e.g.*, 125% of LIBOR). Accordingly, the Maximum Rate will automatically adjust over time with movements in the reference interest rate. The Funds will seek to establish an initial Maximum Rate that they believe based upon market information will be attractive to potential investors both initially and on an ongoing basis.

The LEARS are designed to trade in a remarketing process because BlackRock believes that this type of process is similar to the trading process for other types of money market fund investments and, accordingly, this will likely be familiar and attractive to money market funds. However, BlackRock believes that preferred shares traded in an auction process similar to that in which most closed-end auction rate preferred shares trade, but that have liquidity protection features substantially similar to the LEARS, would present essentially the same considerations regarding the tender offer issues addressed in this letter, would be subject to the same analysis and conclusions and could rely on the relief requested herein.

Procedures. A Fund will retain one or more financial institutions to act as the remarketing agent(s) (the "Remarketing Agent") in connection with the remarketing of the LEARS. The Remarketing Agent will not be an affiliate of the Funds for purposes of the 1934 Act. The Fund will retain a paying agent ("Paying Agent") that will be responsible for recordkeeping of the LEARS holders, either directly or through The Depository Trust Company ("DTC") as the securities depository of the LEARS, and receiving payments from buyers of the LEARS and paying the purchase price to sellers of the LEARS. The Fund may retain a separate Remarketing Agent and Paying Agent or the Remarketing Agent may serve as the Paying Agent and perform the functions of a Paying Agent. The Remarketing Agent will remarket the LEARS every seven days at a price equal to the liquidation preference of the LEARS to be remarketed plus accumulated but unpaid dividends. Within three days of the remarketing, the Paying Agent will receive proceeds from buyers of the LEARS and remit such proceeds to holders of the LEARS participating in the remarketing. The Fund will not directly receive any proceeds from the remarketing of the LEARS.

Election to Opt-In to Remarketing. If a LEARS holder wishes to participate in a remarketing, they have the right to elect to have their LEARS remarketed by sending a notice ("Notice to Opt-in to Remarketing") to the Paying Agent, prior to 12:00 noon, New York City time, on the business day prior to the remarketing date. Notices will be deemed revocable up until 12:00 noon on the business day prior to the remarketing date. In the Notice to Opt-In to Remarketing, the LEARS holder must provide the number of shares of LEARS it desires to have remarketed and whether they intend to hold the LEARS if the dividend reset rate is at or higher than a particular rate.

Dividend Reset Rate of the LEARS. If there is a successful remarketing on a remarketing date (*i.e.*, the Remarketing Agent has buyers for all opt-in shares at a rate equal to or less than the then current Maximum Rate, as defined in the terms of the LEARS set forth in the Fund's charter), the interest rate paid on the LEARS until the next remarketing (the "Reset Rate") will be reset by the Remarketing Agent(s) on the remarketing date, and will become effective on that date for all LEARS, including those not participating in the remarketing. If a remarketing results in a Non-Clearing Remarketing (as described below), the Reset Rate will be reset to the Maximum Rate. If the Liquidity Provider is obligated to purchase any LEARS as a result of a Non-Clearing Remarketing, the Liquidity Provider will be entitled to additional remuneration pursuant to the terms of the Liquidity Agreement (as defined below in Section IV). The Liquidity Provider will be obligated to submit the full number of LEARS that it owns to the Remarketing Agent for sale at any rate through participation in subsequent remarketings.

By approximately 4:30 p.m., New York City time, on the remarketing date, the Remarketing Agent(s) will notify the Fund, the Paying Agent and the LEARS holders (through the Paying Agent either directly or through DTC) of the Reset Rate on the LEARS. The Paying Agent or the Fund may also publish such information on its website.

Rights of Holders of LEARS in Event of a Non-Clearing Remarketing. If, by 4:00 p.m., New York City time, on the remarketing date, the Remarketing Agent is unable to remarket all LEARS for which a Notice to Opt-In to Remarketing has been delivered to the Paying Agent, a "Non-Clearing Remarketing" will have occurred.

If a Non-Clearing Remarketing occurs on the remarketing date, the Liquidity Provider will unconditionally purchase any and all LEARS not sold in the remarketing. The Remarketing Agent will notify the Liquidity Provider as to the number of LEARS to be purchased by the Liquidity Providers by 4:30 p.m., New York City time, on the remarketing date, and will notify all other parties as noted above as to the Maximum Rate, as determined above. LEARS holders will be deemed to have exercised their right to require the Liquidity Provider to purchase any of their non-remarketed LEARS by initially opting-in to the remarketing.

The Paying Agent (either directly or through DTC) will issue a notice of a Non-Clearing Remarketing to LEARS holders (and potential LEARS purchasers) and may publish such notice on either the Paying Agent's or the Fund's website. Such notice will state the percentage of LEARS that the Liquidity Provider purchased in the remarketing, the percentage of the total series of LEARS held by the Liquidity Provider and the Reset Rate paid on the LEARS. Furthermore, the notice will contain a number of weeks of historical record of the most recent remarketing events, including whether there was a Non-Clearing Remarketing during that period and the percentage of that series of LEARS that the Liquidity Provider purchased in those historical remarketings. Potential buyers in the next remarketing will also be provided such information.

C. RIGHTS AND PREFERENCES OF LEARS

Voting. Each LEARS will have one vote on matters that LEARS can be voted and, except as otherwise provided by law, will have equal voting rights with holders of common shares and any other preferred shares (one vote per share). Generally, LEARS holders will vote together with holders of common shares and any preferred shares as a single class. However, in accordance with the 1940 Act, the LEARS (and any other preferred shares of a Fund, including APS) will be entitled to elect two of a Fund's trustees/directors at all times voting as a single separate class from a Fund's common shares. The remaining trustees/directors will be elected by holders of common shares and preferred shares, including LEARS and APS, voting together as a single class. In accordance with the 1940 Act, if at any time dividends (whether or not earned or declared) on outstanding preferred shares of a Fund, including LEARS and APS, are due and unpaid in an amount equal to two full years of dividends, and sufficient cash or specified securities have not been set aside for the payment of such dividends, then preferred shareholders, including LEARS holders and APS holders, voting separately as a class, will be entitled to elect a majority of the trustees/directors of a Fund. If a Fund thereafter pays, or declares and sets apart for payment, in full, all dividends payable on all outstanding preferred shares, including LEARS and APS, the right of preferred shareholders to elect a majority of the trustees/directors will cease, and the terms of office of the additional trustees/director selected by the holders of preferred shares will automatically terminate.

Under the 1940 Act and the terms of the LEARS, as long as a Fund has any LEARS outstanding, the Fund may not, without the affirmative vote or consent of the holders of at least a majority of the LEARS outstanding at the time (voting together as a separate class):

1. authorize, create or issue, or increase the authorized or issued amount of, any class or series of shares ranking prior to the LEARS with respect to payment of dividends or the distribution of assets on liquidation;

2. amend, alter or repeal the provisions of a Fund's charter, by merger, consolidation or otherwise, so as to materially and adversely affect any preference, right or power of the LEARS or holders of LEARS; and

3. approve any reorganization (as such term is used in the 1940 Act) materially and adversely affecting the LEARS.

So long as a Fund has any LEARS outstanding, the Fund may not, without the affirmative vote or consent of the holders of at least 66 2/3% of the LEARS outstanding at the time, in person or by proxy, either in writing or at a meeting, voting as a separate class, file a voluntary application for relief under Federal bankruptcy law or any similar application under state law for so long as such Fund is solvent and does not foresee becoming insolvent. In addition, the vote of common and preferred shareholders of the Fund, including LEARS holders, would be required to approve any merger, consolidation, sale of all or substantially all of a Fund's assets or the conversion of a Fund from a closed-end investment company to an open-end investment company.

Dividends and Distributions. The LEARS of each series will rank on parity with any other series of LEARS and any other series of preferred shares of a Fund, including APS, as to the payment of dividends and the distribution of assets upon liquidation. While the LEARS are outstanding, a Fund generally may not declare, pay or set apart for payment any dividend or other distribution in respect of its common shares. In addition, a Fund generally will not declare, pay or set apart for payment any dividend on any class or series of shares of such Fund, ranking, as to the payment of dividends, on a parity with the LEARS, unless such Fund has declared and paid or contemporaneously declares and pays full cumulative dividends on each series of the LEARS through its most recent dividend payment date.

If a Fund that has issued LEARS is liquidated, the holders of any series of outstanding LEARS will receive the liquidation preference per share on such series, plus all accumulated but unpaid dividends, plus any applicable additional dividends payable before any payment is made to the common shareholders. The holders of LEARS will be entitled to receive these amounts from the assets of the Fund available for distribution to its shareholders. In addition, the rights of holders of LEARS to receive these amounts are subject to the rights of holders of any series or class of shares, including other series of preferred shares, such as the APS, ranking on a parity with the LEARS with respect to the distribution of assets upon liquidation of the Fund. After the payment to the holders of LEARS of the full preferential amounts as described, the holders of LEARS will have no right or claim to any of the remaining assets of a Fund.

Redemptions. A Fund that has issued LEARS is required to maintain asset coverage amounts in accordance with rating agency requirements. If the Fund fails to maintain the asset coverage amounts and does not timely cure such failure in accordance with the requirements of the rating agency that rates the LEARS, the Fund will be required to redeem all or a portion of its LEARS. In addition, pursuant to the terms of the LEARS, a Fund will be required to redeem LEARS if it fails to satisfy the asset coverage requirements of Section 18 of the 1940 Act. These mandatory redemptions will take place on a date that the trustees/directors specify out of legally available funds at a redemption price equal to the liquidation preference per share plus accumulated but unpaid dividends (whether or not earned or declared) to the date fixed for redemption. The number of LEARS and shares of other series or classes of preferred shares of a Fund, including APS, that must be redeemed in order to cure such failure will be allocated pro rata among the outstanding preferred shares of the Fund. The mandatory redemption may be limited to the number of preferred shares necessary to restore the asset coverage required by the terms of the LEARS.

A Fund that has issued LEARS, at its option, will be able to redeem the shares of any series of LEARS, in whole or in part, out of funds legally available therefor. Any optional redemption will occur on any dividend payment date at a redemption price equal to the liquidation preference per share of the LEARS, plus accumulated but unpaid dividends to the date fixed for redemption. No shares of a series of LEARS may be redeemed if the redemption would cause a Fund to violate the terms of a Fund's charter, the 1940 Act or applicable law. The Funds may redeem the LEARS for any reason.

IV. THE LIQUIDITY FACILITIES

The Funds seek to enter into arrangements (the "Liquidity Facilities") that will permit the LEARS to become Rule 2a-7 eligible securities. We currently contemplate that there will be one liquidity provider for any particular series of LEARS (each, a "Liquidity Provider" and, collectively, the "Liquidity Providers") and the Liquidity Provider's obligations will extend only to the series of LEARS covered by its Liquidity Agreement (defined below). The Funds currently contemplate that the Liquidity Providers will be banks (or U.S. branches of international banks), insurance companies or registered broker-dealers that are not affiliates of the Funds, BlackRock or the Remarketing Agents and that have issued securities with a short-term credit rating in one of the two highest rating categories by at least one NRSRO. Each Fund will enter into an agreement with a Liquidity Provider for a particular series of LEARS (the "Liquidity Agreement"), with all current and future holders of such series of LEARS designated third-party beneficiaries of the Liquidity Agreement. Pursuant to the terms of the Liquidity Agreement, the Liquidity Provider will be obligated to unconditionally accept all shares of such series of LEARS subject to sell orders in a remarketing that have not been matched with purchase orders for an amount equal to the liquidation preference of those shares plus accumulated but unpaid dividends. Pursuant to the Liquidity Agreement, the Funds will pay the Liquidity Providers a base fee equal to a percentage of the aggregate stated liquidation preference of the outstanding LEARS covered by the Liquidity Agreement and an additional fee for those LEARS, if any, purchased and held by the Liquidity Providers pursuant to the Liquidity Agreement.

In the event the Liquidity Provider purchases shares pursuant to the Liquidity Facility, remarketings would continue to be conducted at seven-day intervals. The Liquidity Provider would be obligated to submit the full number of LEARS that it owns to the Remarketing Agent for sale at the rate set by the remarketing agent through participation in each subsequent remarketing.[5] Holders of LEARS that did not sell their shares in any given remarketing would be able to sell their shares at subsequent remarketings or, if a subsequent remarketing is a Non-Clearing Remarketing, would be able to sell their shares to the Liquidity Provider following the Non-Clearing Remarketing. That is, the liquidity right would be available every seven days, thereby providing continuing liquidity. All remarketings for LEARS subject to the Liquidity Facility would be on a seven-day cycle so long as the Liquidity Facility is in place.

Under the Liquidity Agreement, the Fund would be obligated to repurchase at the stated liquidation preference (plus accumulated but unpaid dividends) the LEARS purchased by the Liquidity Provider pursuant to the Liquidity Facility that were continuously held by the Liquidity Provider for a period of not less than six months, on a first-in, first-out basis. The Liquidity Provider would be required to sell any such LEARS to the Fund within a predetermined time period after the end of such holding period.[6] The Liquidity Agreement will initially have a term of at least 364 days, and will be renewable by the Fund and the Liquidity Provider for additional periods of at least 364 days, with each renewal date to occur at least two regularly scheduled remarketings prior to the termination of the Liquidity Agreement.

In the event that the Liquidity Agreement will not be renewed, will otherwise be terminated or a new Liquidity Agreement with a replacement Liquidity Provider will be entered into, holders of the LEARS will be notified by the Paying Agent (either directly or through DTC) at least two regularly scheduled remarketings in advance of such event so they can consider whether to opt-in to the next remarketing. Such information may also be published on either the Paying Agent's website or the Fund's website. Accordingly, LEARS holders will receive adequate notice to ensure that they may place sell orders in remarketings prior to any termination of or change in the Liquidity Provider facility if they so desire. In the event no new Liquidity Provider steps in when a Liquidity Agreement terminates and there are outstanding LEARS, then the Reset Rate will be the Maximum Rate on the next remarketing date. Notice will be provided to LEARS holders as detailed above regarding the failure of a Liquidity Provider to perform its obligations under the Liquidity Agreement. Each Fund represents that the Liquidity Provider will be obligated to adhere to the above termination notice provisions even in the event the Fund is in default or has not otherwise performed obligations to the Liquidity Provider, including, without limitation, the failure to pay fees owed to the Liquidity Provider, the failure to make full dividend payments with respect to LEARS held by the Liquidity Provider and/or the failure to honor the exercise by the Liquidity Provider to sell LEARS to the Fund pursuant to the Liquidity Agreement. As a result, LEARS holders will always have the opportunity to sell their LEARS pursuant to the Liquidity Agreement, if necessary, subsequent to the receipt of notice of a change in or termination of the Liquidity Agreement.

Each Liquidity Provider would be required to comply with its reporting obligations as a holder of LEARS under Section 13(d) of the 1934 Act, 15 U.S.C. §§ 78m(d), 78p, to the extent required as a result of the operation of the Liquidity Facility.

LEGAL ANALYSIS

V. TENDER OFFER ISSUES

A. GENERAL

We do not believe that the Liquidity Facility is a tender offer, conducted by or on behalf of any of the Liquidity Provider, the Funds or any other party. The Tender Offer Rules (defined below) were not designed to regulate transactions of this type, and there are no policy reasons for making the Tender Offer Rules applicable to the Liquidity Facility. Therefore, we request that the Staff advise us that they will not recommend that the Commission take any enforcement action against the Funds or the Liquidity Providers under Sections 13(e)[7] or 14(d)[8] of the 1934 Act or Rule 13e-4,[9] or Regulations 14D[10] or 14E,[11] respectively, promulgated thereunder (collectively, the "Tender Offer Rules") with respect to the purchases of LEARS by the Liquidity Providers pursuant to the Liquidity Facility.

In the alternative, to the extent that the Liquidity Facility might be deemed to constitute a tender offer, we believe that there are additional compelling rationales that form a solid basis for granting no-action relief from the Tender Offer Rules in respect of the Liquidity Facility, including (1) the Liquidity Facility does not constitute a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of the Tender Offer Rules, (2) the Liquidity Facility will be an inherent feature of the LEARS and does not pose potential for the type of abuses the Tender Offer Rules were intended to prevent, and (3) the Liquidity Facility, in connection with the LEARS that qualify as Rule 2a-7 eligible securities as described in this letter, involves considerations that are different from other types of tender offers subject to the Tender Offer Rules because of the nature of the seven-day remarketing process for the LEARS and the fact that shareholders already have adequate information and would not benefit from the additional disclosure required by the Tender Offer Rules. Therefore, we hereby request that the Staff advise us that it will not recommend that the Commission take any enforcement actions under Sections 13(e) and 14(d) of the 1934 Act and Rule 13e-4 and Regulations 14D and 14E, respectively, promulgated thereunder, with respect to the Liquidity Facility as described in this letter.

B. TENDER OFFER RULES

The Tender Offer Rules were designed to regulate solicitations of sales of securities to a bidder, most importantly, to curb the abuses inherent in purchases of securities in pressure-filled situations where an offer was only open for a short time and restricted to a limited number of shares. In those circumstances, the Commission was concerned that holders might be led to make uninformed, ill-considered decisions to sell. The Tender Offer Rules attempt to ameliorate the pressure that an offeree is under when the issuer or a bidder has solicited it to sell its securities to the issuer or bidder by ensuring that the offerees receive "full and fair disclosure" and sufficient time "to examine all relevant facts in an effort to reach a decision without being subject to unwarranted pressure."[12]

One court has described tender offers and the abuses which the Williams Act was designed to address as follows:

> "The typical tender offer, as described in the Congressional debates, hearings and reports on the Williams Act, consisted of a general, publicized bid by an individual or group to buy shares of a publicly-owned company, the shares of which were traded on a national securities exchange, at a price substantially above the current market price. . . . The offer was usually accompanied by newspaper and other publicity, a time limit for tender of shares in response to it, and a provision fixing a quantity limit on the total number of shares of the target company that would be purchased.
>
> Prior to the Williams Act a tender offeror had no obligation to disclose any information to shareholders when making a bid. . . . The average shareholder, pressured by the fact that the tender offer would be available for only a short time and restricted to a limited number of shares, was forced with severely limited information, to decide what course of action he should take."[13]

The courts have used the Tender Offer Rules to regulate purchases of securities in pressure-filled situations, not situations like the remarketing processes inherent in the terms of securities like the LEARS or the additional liquidity that is provided to investors through pre-existing contractual obligations such as the Liquidity Facility. Case law regarding tender offers has primarily focused on situations where bidders have contacted shareholders directly via mail and telephone in an attempt to persuade them to accept an offer,[14] where targets have repurchased securities as defensive measures in hopes of thwarting hostile bids,[15] and where companies have rapidly purchased a substantial number of shares of another company in open market transactions or a combination of open market and negotiated transactions.[16] We are not aware of any cases in which courts have applied the Tender Offer Rules to arrangements like the Liquidity Facility.

C. APPLICABILITY OF THE TENDER OFFER RULES

The Liquidity Facility should not be subject to the Tender Offer Rules for a number of reasons. The Liquidity Facility was designed to ensure that the Funds could maintain a liquid market for LEARS and that the holders could timely consummate a sale of LEARS. The public policy purposes of the Tender Offer Rules—to prohibit fraudulent, manipulative and deceptive practices in tender offers—are not implicated by the Liquidity Facility. Each of these reasons is discussed in greater detail below.

1. The Liquidity Facility ensures the holder has liquidity rather than acting as a tender offer

We believe that the Liquidity Facility, in conjunction with the terms of the LEARS remarketing process, effectively provides investors in the LEARS with a level of liquidity as it ensures that investors wishing to sell LEARS will be able to do so. The LEARS, similar to other auction market or remarketed securities, require a regularly scheduled, periodic, investment decision by the holder of the LEARS to participate in the remarketing process. In connection with that investment decision, a LEARS holder determines whether to sell, bid or buy in the related remarketing. In connection with that decision, all sales in the remarketing will occur at the liquidation preference of the LEARS plus accumulated but unpaid dividends. The Liquidity Facility merely ensures that once a LEARS holder has determined to sell its LEARS in the remarketing, that transaction is consummated in the instance where there are an insufficient number of purchase orders to fill all sell orders. Absent the Liquidity Facility, if sufficient purchase orders have not been made, existing LEARS holders that have submitted sell orders will not be able to sell in the remarketing all, and may not be able to sell any, of the LEARS subject to such submitted sell orders.

2. The Liquidity Provider does not seek influence or control

In *Wellman v. Dickinson,*[17] the court stated that the underlying purposes of the Tender Offer Rules were to "give protection to shareholders in shifts of corporate control, [and] to require proper disclosure if the shift occurred through a tender offer . . . ."[18] Any acquisition of LEARS by a Liquidity Provider through the Liquidity Facility would be in connection with providing liquidity for the LEARS and any such acquisition would not be with a view to influencing or obtaining control of the relevant Fund. As a practical matter, the Liquidity Provider could not gain control of the Funds because the voting power of the Funds is overwhelmingly vested in the holders of the Funds' respective common shares.[19] In addition, we would expect that the Liquidity Provider would in fact prefer not to purchase any of the LEARS as the purpose of the Liquidity Facility is merely to provide liquidity and not to enable the Liquidity Provider to accumulate ownership of LEARS. For example, under the Liquidity Agreement, the Fund would be obligated to repurchase at the stated liquidation preference (plus accumulated but unpaid dividends) any LEARS purchased by the Liquidity Provider pursuant to the Liquidity Facility that were continuously held by the Liquidity Provider for a period of not less than six months. The installation of this put feature within the framework of the Liquidity

Facility will act as a stop gap against a prolonged or indefinite holding period of the LEARS by the Liquidity Provider and reduce the ability of the Liquidity Provider to acquire a control position within the Fund. In addition, the Liquidity Agreement will provide additional protection against an accumulation of LEARS by the Liquidity Provider in that following the triggering of the Liquidity Facility, scheduled remarketings will continue to be conducted at seven-day intervals and the Liquidity Provider will be contractually obligated to submit the full number of LEARS that it owns to the Remarketing Agent for sale at any rate through participation in subsequent remarketings.

3. The Liquidity Facility does not put pressure on the LEARS holders to sell

The Liquidity Facility does not create any pressure on holders of LEARS to sell their LEARS. The Non-Clearing Remarketing that triggers the Liquidity Provider's obligation to purchase LEARS only occurs after the holder has already decided to sell its LEARS for a price equal to the liquidation preference of such stock plus accumulated and unpaid dividends. The Liquidity Facility merely facilitates the execution of the holder's sale decision.

The Commission has proposed the use of eight factors in determining whether a transaction has the pressure and other characteristics of transactions that should be regulated as a tender offer.[20] The factors serve to identify whether an offer places pressure on shareholders to respond hastily before having had a chance to consider material information and have been used by many courts in their decisions.[21] The courts have, however, stressed that the factors should merely serve as guidance, and not as a definitive test for determining whether a tender offer is present and that the factors not be applied in an overly objective manner that ignores the "economic reality" of the transaction. Even though certain features of the Liquidity Facility might be considered to implicate some of the Wellman factors, on balance the Liquidity Facility should not be considered a tender offer because it does not result in the type of pressure to decide whether to sell that the Tender Offer Rules were designed to regulate.

The eight factors are:

(1) an active and widespread solicitation of public shareholders for shares of an issuer;

(2) the solicitation is made for a substantial percentage of the issuer's stock;

(3) the offer to purchase is made at a premium over the prevailing market price;

(4) the terms of the offer are firm rather than negotiated;

(5) the offer is contingent on the tender of a fixed minimum number of shares, and, perhaps, subject to the ceiling of a fixed maximum number to be purchased;

(6) the offer is open for only a limited period of time;

(7) the offerees are subject to pressure to sell their stock; and

(8) public announcements of a purchasing program concerning the target company securities.[22]

Courts cite the seventh factor, which asks whether the transaction pressured the offerees into selling their stock, as the "primary characteristic of a tender offer."[23] The absence of the other factors will often result in a court finding that no pressure was present.[24] Even those courts which have declined to use the eight-factor test have recognized the importance of asking whether the questioned transaction resulted in such pressure on the sellers.[25] In this case, we believe that the Liquidity Facility has exactly the opposite effect of putting pressure on the holders of LEARS to sell - it guarantees that holders of LEARS that have decided to sell in a remarketing will be able to sell their LEARS for the liquidation preference plus accumulated and unpaid dividends, even if the number of purchase orders is insufficient to fill all sell orders. We believe there is no pressure on the holders of LEARS to sell to the Liquidity Provider because it is only *after* a seller has chosen to sell *and* a Non-Clearing Remarketing occurs that the Liquidity Provider would accept LEARS. Neither the Funds nor the Liquidity Provider will encourage or discourage holders of LEARS to sell LEARS and trigger the Liquidity Facility. The holder of LEARS is indifferent as to whether the purchaser in the remarketing is the Liquidity Provider or someone else. In addition, because the terms of the LEARS provide for a seven-day remarketing process, it could be argued that the seven day period itself pressures the holders to make a hasty decision. All remarketed securities require the holders to make periodic investment decisions, the fact that there is a Liquidity Provider is simply an additional piece of information that will be fully described in the offering memorandum relating to the LEARS. Further, the decision that a LEARS holder is making with respect to the LEARS is not a terminating transaction in the sense that they can not get the security back if they sell into a remarketing. Holders can simply participate in the next remarketing seven days later. As a result, we do not believe that a LEARS holder will feel pressure to sell into any particular remarketing process. Therefore, even though certain features of the Liquidity Facility might implicate some of the other Wellman factors, these features should not be considered to trigger a tender offer because the Liquidity Facility, in conjunction with the regularly scheduled remarketing process, does not result in holders being subject to pressure to sell their LEARS.

We believe that on balance the Liquidity Facility should not be considered to implicate the first factor, that an active and widespread solicitation of public shareholders for shares of an issuer occur. It could be suggested that there is an active and widespread solicitation because the Funds or the broker-dealers will deliver an offering memorandum to all holders, and the Liquidity Facility will be available to all holders of shares of LEARS. However, while this information will be broadly disseminated to holders of the LEARS, these features do not constitute "engaging in an active and widespread solicitation" as such terms have been interpreted by the courts or for the purposes for which the Tender Offer Rules are intended to address.[26] The mere existence of the Liquidity Facility is not a "solicitation" as contemplated by the Tender Offer Rules because it does not operate to persuade a holder of LEARS to sell its securities to the Liquidity Provider, rather it only acts as an additional source of liquidity to support the LEARS holder's decision to sell in a particular remarketing. The terms of the Liquidity Facility are fixed and disclosed in advance and only come into operation once a Non-Clearing Remarketing occurs, which is *after* the holder has decided to sell its LEARS in a given remarketing process. Neither the Funds nor the Liquidity Providers will take any steps to encourage or discourage the triggering of a Non-Clearing Remarketing. Instead, the LEARS holder would have made its decision to sell its LEARS in the remarketing process, and the Liquidity Facility only would operate to ensure the consummation of that decision in the instance in which there are insufficient purchase orders to fill all sell orders.

The second factor, that the solicitation is made for a substantial percentage of the issuer's stock, could be considered to be present, but not in the way that the Wellman factors are intended to reach. The Liquidity Provider will purchase all LEARS that were not otherwise sold upon the occurrence of a Non-Clearing Remarketing, and therefore could result in the acceptance by the Liquidity Provider of all of the outstanding LEARS if all of the holders of LEARS wanted to sell and there were an insufficient number of purchase orders in the remarketing. However, the Liquidity Provider is not "seeking to acquire a substantial percentage" of the LEARS or gain control of the Fund, but is merely enabling all holders to sell their shares and to maintain liquidity in the market. As noted above, the Liquidity Provider would in fact prefer not to purchase any of the LEARS and (1) the Liquidity Agreement will require the Liquidity Provider to submit the full number of LEARS it holds to the Remarketing Agent for sale at any rate at each subsequent remarketing and (2) the proposed security includes a put feature to ensure that the Liquidity Provider will not be required to hold the LEARS indefinitely. Therefore, even though this factor might be considered to be present with respect to the LEARS, we believe that it should not cause the LEARS to be subjected to the Tender Offer Rules.

The third factor, that the offering price is made at a premium over the market price for the security, should not be considered to be present. The Liquidity Provider will purchase shares of the LEARS for an amount equal to the liquidation preference plus accumulated but unpaid dividends. It is expected that the LEARS will only trade at their liquidation preference given the remarketing mechanics, the lack of any other market and the existence of the Liquidity Facility. The fact that shares of the LEARS will be purchased at their liquidation preference (plus accumulated but unpaid dividends) will be set forth in the offering memorandum relating to the LEARS. Therefore, the Liquidity Facility should not be considered to involve a premium to the market price. However, we recognize that in the absence of the Liquidity Facility, there would have been a failed remarketing, the purchase price paid by the Liquidity Provider for the LEARS (*i.e.*, the liquidation preference plus accumulated but unpaid dividends) would, in that instance, represent a premium over the market price. However, since the Liquidity Facility is designed to ensure that there is not a failed remarketing, we think that the better analysis would be that the Liquidity Facility does not involve a premium to the market price within the spirit of the third factor for purposes of assessing the applicability of the Tender Offer Rules.

The fourth factor, that the terms of the offer are firm rather than negotiated, is present in the sense that the terms of the Liquidity Facility are fixed and there is no ability for the holders of LEARS to negotiate the price with the Liquidity Provider. These terms were disclosed to the holders prior to their purchases and will be described in detail in the offering memorandum relating to the LEARS. The fact that the terms of the Liquidity Facility are determined in advance assures that the holders of the LEARS receive the liquidity they anticipated through the remarketing process. The fixed nature of the Liquidity Facility and the contractual obligations of the Liquidity Provider under the Liquidity Agreement protect holders from unilateral changes in those terms which might be detrimental to the holders. We also believe that the fixed nature of the terms of the Liquidity Facility is not relevant for the tender offer analysis because the holder of the LEARS determines whether to sell in the remarketing and at what dividend rates it would continue to hold the LEARS rather than sell in the remarketing. The Liquidity Facility has no impact at all on this decision and only becomes operative in the case where the number of purchase orders is insufficient to fill all of the sell orders. As a result, we believe that the fixed terms of the Liquidity Facility should not be controlling in terms of analyzing whether the Liquidity Facility might constitute a tender offer.

The fifth factor, that the offer be contingent on the tender of a fixed number of securities and possibly subject to a fixed maximum number of securities to be purchased should not be applied to the Liquidity Facility. The Liquidity Provider is obligated to purchase any and all LEARS that are not otherwise purchased by a remarketing buyer in each remarketing, regardless of how few or how many. Although the Liquidity Provider is required to purchase a fixed number of LEARS (*i.e.*, those LEARS for which there are no matching bids), we believe that this is not the type of activity that puts pressure on holders to sell.

The sixth factor, that the offer is only open for a limited period of time, is not present given the repetitive nature of remarketings. The LEARS, like other auction market or remarketed securities, has a remarketing period occurring every seven days, thereby providing continuing liquidity. Holders would have multiple and ongoing opportunities to sell LEARS, either in a subsequent remarketing or to the Liquidity Provider upon a Non-Clearing Remarketing. In addition, the Liquidity Facility is available at every remarketing and merely ensures that a sell order is filled. Therefore, the Liquidity Facility is not open for only a limited period of time relative to the seven-day remarketing period of the LEARS. Because of this seven-day remarketing cycle, the Liquidity Facility could be seen as being only open for a limited period of time, as to any remarketing. Since that limited period of time is inherent in the nature of the securities with periodic remarketings, we think that this is not the type of limited period that this factor was trying to measure.

Finally, the eighth factor, that there be public announcements of a purchasing program concerning the target company securities, is not present because neither the issuer nor the Liquidity Provider will engage in any public announcement that a Non-Clearing Remarketing occurred prior to the acceptance of LEARS under the Liquidity Facility. The available information regarding the Liquidity Facility will be contained in the offering memorandum provided to all investors who purchase the LEARS. Because the terms of the Liquidity Facility will have been fully disclosed in the offering materials, the terms of the Liquidity Facility could be considered to have been publicly announced. However, we believe that the view would be that there is no public announcement of the operation of the Liquidity Facility prior to any specific remarketing, since the Liquidity Facility only becomes operative as to that remarketing after a Non-Clearing Remarketing occurs. We do not think that the disclosure about the existence of the Liquidity Facility should be considered the type of public announcement traditionally covered by this factor.

The absence of most of the Wellman factors, including the most significant ones, indicates that there is no pressure being placed on the holders of the LEARS to sell their LEARS to the Liquidity Provider through the Liquidity Facility. In fact, the Liquidity Facility Feature is consistently available such that investors are ensured of multiple and ongoing opportunities to sell their shares and would not be pressured into selling for fear of completely missing an opportunity to sell. This is certainly not the type of pressure caused by a sudden, unexpected offer to purchase a security at a high premium, with the possibility that the opportunity may disappear because the offer is limited in size and duration. Therefore, the seventh, and most important, factor, which requires that offerees be pressured to tender their securities, is not present and the Liquidity Facility should not be subject to the Tender Offer Rules. To the extent that certain aspects of the Wellman factors might be considered to be present, we think that these factors are not being implicated in the way that the Tender Offer Rules were designed to reach. Therefore, even with the possibility that some of the factors are implicated, we believe that there are a number of compelling reasons why compliance with the Tender Offer Rules is not necessary.

D. ADDITIONAL DISCUSSION REGARDING THE TENDER OFFER RULES

We believe that there are a number of additional compelling rationales, that form a solid basis for granting no-action relief from the Tender Offer Rules in respect of the Liquidity Facility. First, the Liquidity Facility does not constitute a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of the Tender Offer Rules. Second, as explained above, the Liquidity Facility is a term of the security designed to ensure the LEARS holder's sell side investment decision is consummated and does not pose any of the types of abuses that the Tender Offer Rules were intended to prevent. Lastly, because of the nature of the seven-day remarketing process for the LEARS and the fact that shareholders already have adequate information and would not benefit from the additional disclosure required by the Tender Offer Rules, the inclusion of the Liquidity Facility (1) presents different considerations than other types of transactions that are subject to the Tender Offer Rules and (2) would not provide a material incremental benefit to the holders of the LEARS if the procedural protections of the Tender Offer Rules were applied to the Liquidity Facility. Therefore, we request that the

Staff advise us that it will not recommend that the Commission take any enforcement actions under each of Sections 13(e) and 14(d) of the 1934 Act and Rule 13e-4 and Regulations 14D and 14E, respectively, promulgated thereunder, with respect to the Liquidity Facility as described in this letter.

1. The Liquidity Facility does not constitute a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of the Tender Offer

The Liquidity Facility does not involve any sort of fraudulent, deceptive or manipulative act or practice. The terms of the Liquidity Facility are being included to protect the holders of LEARS from failed remarketings, not to allow the Liquidity Provider to accumulate the LEARS. The terms of the Liquidity Facility will be fairly and accurately explained in the offering memorandum for the initial offer and sale of the LEARS and for all remarketings. Therefore, the holders of the LEARS will be sufficiently informed about the terms of the Liquidity Facility such that it cannot constitute a fraudulent act or practice. The Liquidity Facility will only become operative in those limited circumstances in which a Non-Clearing Remarketing occurs. Because this limited operation will occur after holders of LEARS have previously decided to sell their LEARS, the Liquidity Facility cannot be considered a deceptive act or practice. It does not cause the holders of LEARS to do anything, it just ensures that their previously made sell order is filled.

2. The Liquidity Facility will be an inherent feature of the LEARS and does not pose the potential for the type of abuses that the Tender Offer Rules were intended to prevent

In the past, the Commission has granted exemptions from the applicable Tender Offer Rules in situations where the term of a security itself might constitute a tender offer but would not result in any of the abuses that the applicable Tender Offer Rules were designed to prevent. For example, relief has been granted with respect to purchases by an issuer of its Liquid Yield Option Notes ("LYONs") pursuant to an "option provision" that was embedded in the terms of the LYONs.[27] The option provision gave holders the right to require the issuer to repurchase the LYONs at a specified price and at specified times. This information about the repurchase terms was set forth in the registration statement for the LYONs. The Commission found that because the tender offer arose from a term of the security itself, that the investors had adequate information and that investors would not benefit from additional disclosure required by the tender offer rules, as long as the issuer was not encouraging or discouraging holders to put their LYONs to the issuer, the Commission excluded the operation of the put from the applicable tender offer rules. Similarly, where the operation of a warrant exercise period might have constituted a tender offer, the Commission has granted an exemption from the applicable Tender Offer Rules as long as the issuer did not encourage exercise of the warrants.[28]

The Liquidity Facility is similar to the put right in the LYONs and the exercise right in the warrants discussed above in that the Liquidity Facility would be embedded features of the LEARS, holders would have adequate information about the terms of the security, the Fund and the Liquidity Provider, and the Fund and Liquidity Provider would have no incentive to encourage or discourage holders to sell their securities. Like the LYONs and the warrants discussed above, the operation of the Liquidity Facility applicable to LEARS will not result in the types of abuses that the Tender Offer Rules were designed to prevent as long as the issuer was not encouraging or discouraging the LEARS holders from putting their LEARS to the issuer.

3. The Liquidity Facility involves considerations that are different from other types of tender offers subject to the Tender Offer Rules

In the past, the Staff has recognized that certain types of transactions that constituted tender offers presented considerations that differed from other types of tender offers and therefore did not recommend that the Commission take enforcement action as a result of such considerations. For example, the Staff has stated that it will not recommend that the Commission take enforcement action under Rule 14e-1 if a tender offer for nonconvertible, investment grade debt securities is held open for fewer than 20 business days, provided that: (1) the offer is to purchase any and all nonconvertible debt of a particular class or series; (2) the offer is open to all record and beneficial holders of that class or series of debt; (3) the offer is conducted in a manner designed to afford all record and beneficial holders of that class or series of debt a reasonable opportunity to participate in the tender offer, including dissemination of the offer on an expedited basis in situations where the tender offer is open for a period less than ten calendar days; and (4) is not made in anticipation of or in response to other tender offers for the issuer's securities."[29] The primary purpose of a minimum tender offer period of 20 business days is to prevent tender offers that seek to pressure investors into a hasty decision. Other no action letters related to convertible, investment grade debt have provided relief from requiring a 10 day extension for tenders at a fixed spread over U.S. Treasury securities. The rationale behind the relief was that the investment grade bonds typically trade at a spread to the U.S. Treasury securities so the inherent nature of the security presents different considerations from other tenders that necessitate the 10 day extension.

We believe that the decisions to be made by holders of LEARS, like those of holders of investment grade debt, are different from the decisions investors face with respect to common stock and do not present similar potential for the abuses that the Tender Offer Rules were designed to prevent. The Tender Offer Rules were designed to make sure investors have adequate information to make a decision, to prevent abuses such as influencing the price of the securities, restricting a holders' ability to change his or her investment decision and not paying for the security in a timely manner.

(a) *LEARS Investors already have adequate information and would not benefit from the additional disclosure required by the Tender Offer Rules.* Part of the rationale behind the 20 business day tender offer period is that time is necessary for putting information about the offer in the marketplace. In the case of LEARS, a holder's decision to opt-in to a particular remarketing by sending a Notice to Opt-In to Remarketing to the Remarketing Agent is not primarily dependent on what the holder knows about the offeror or the terms of the offer, but rather, depends on whether the holder wishes to continue owning the LEARS at a particular dividend rate. Except as discussed below, no additional information beyond what is included in the offering memorandum should be needed, as the holder of the LEARS already made a decision to sell its LEARS. The terms of the Liquidity Facility would be determined in advance and explained in the offering memorandum. Holders of the LEARS will know that they have the right to put their LEARS to the Liquidity Provider upon the occurrence of a Non-Clearing Remarketing. As part of the remarketing process, the Remarketing Agent will notify the Fund, the Paying Agent and LEARS holders (through the Paying Agent either directly or through DTC) of the Reset Rate by approximately 4:30 pm New York City time on the Remarketing Date. Additionally, in the event of Non-Clearing Remarketing, the Remarketing Agent or the Paying Agent (either directly or through DTC), will issue a notice of Non-Clearing Remarketing to LEARS holders and potential LEARS purchasers (and may publish such notice on either the Paying Agent's or the Fund's website) stating: (1) the percentage of LEARS that the Liquidity Provider purchased in the remarketing, (2) the percentage of the total series of LEARS held by the Liquidity Provider and (3) the Reset Rate paid on the LEARS. Furthermore, the notice of a Non-Clearing Remarketing will contain a number of weeks of historical record of the most recent remarketing events, including whether there was a Non-Clearing Remarketing during that period and the percentage of that series of LEARS that the Liquidity Provider purchased in those historical remarketings. The offering memorandum, which contains all of the material details of the Liquidity Facility, will be delivered on every remarketing date (i.e., seven days). Potential buyers in the next remarketing will also be provided such information.

(b) *No Ability to Influence Rate.* The holders and potential purchasers of LEARS will continue to get the dividend rate on the LEARS. Even though the Liquidity Provider will be obligated to participate in the remarketing process with respect to LEARS that it owns as a result of acting as the Liquidity Provider, it can only sell at the rate set by the Remarketing Agent pursuant to the detailed rate setting mechanics set forth in the terms of LEARS.

(c) *Holders of LEARS Will Have the Ability to Revoke Their Notice to Opt-In to Remarketing.* As explained earlier, holders who have decided to participate in a remarketing will be required to send a Notice to Opt-In to Remarketing to the Paying Agent prior to 12:00 noon, New York City time, on the business day prior to the Remarketing Date. The Notice to Opt-In to Remarketing will contain such information as the number of shares of LEARS to have remarketed and whether such holder will hold the LEARS if the Reset Rate is at or higher than a particular rate. The Notice to Opt-In to Remarketing is revocable up until 12:00 noon, New York city time on the business day prior to the Remarketing Date.

(d) *All Payments With Respect to LEARS are Paid Promptly.* The Funds will retain a Paying Agent that will be responsible for recordkeeping of the holders of LEARS, either directly or through DTC, and receiving payments from purchasers of LEARS and paying the sellers of LEARS. Within three days of the remarketing, the Paying Agent will receive proceeds from purchasers of LEARS and remit such proceeds to holders of LEARS participating in the remarketing.

The nature of the LEARS, like other auction market or remarketed securities, is different from any of the types of securities to which the courts have applied the Tender Offer Rules, given their seven-day remarketing mechanism. The Liquidity Facility is intended to ensure that all sell orders are filled, even when the purchase orders would otherwise be insufficient to fill those sell orders. This guarantee of a sale in a remarketing process that is an inherent feature of the LEARS itself and involves fundamentally different considerations than are present in other transactions that are subject to the Tender Offer Rules. Accordingly, we believe that relief from the Tender Offer Rules (in particular, from Rule 14e-1(a) to permit a minimum offer period of fewer than 20 business days) is appropriate with respect to the Liquidity Facility.

Similar to the investment grade no action letters, the Liquidity Facility (1) is available to any and all holders of LEARS, (2) is designed to afford all holders the opportunity to participate, including dissemination of all the requisite information about the Liquidity Facility which will be included in the offering memorandum relating to the LEARS, and (3) is designed to allow everyone to participate in the seven-day period. Given the Liquidity Facility is an inherent feature of the LEARS, the purchase by the Liquidity Provider is not in anticipation of or in response to another party's offer for the LEARS or other securities of the Fund.

CONCLUSION

Based on the foregoing, we respectfully request that the Staff advise us that it will not recommend any enforcement action with respect to the tender offer issues described above. In addition, we request that the Staff advise us that it will not recommend that the Commission take any enforcement actions under each of Sections 13(e) and 14(d) of the 1934 Act and Rule 13e-4 and Regulations 14D and 14E, respectively, promulgated thereunder, with respect to the Liquidity Facility as described in this letter.

Very truly yours,



Michael K. Hoffman

Annex A

1. BlackRock Preferred and Equity Advantage Trust (BTZ)
2. BlackRock Global Floating Rate Income Trust (BGT)
3. BlackRock Preferred Opportunity Trust (BPP)
4. BlackRock Florida Municipal 2020 Term Trust (BFO)
5. BlackRock Municipal 2020 Term Trust (BKK)
6. BlackRock California Insured Municipal Income Trust (BCK)
7. BlackRock Florida Insured Municipal Income Trust (BAF)
8. BlackRock Insured Municipal Income Trust (BYM)
9. BlackRock New York Insured Municipal Income Trust (BSE)
10. BlackRock California Municipal Income Trust II (BCL)
11. BlackRock Municipal Income Trust II (BLE)
12. BlackRock New York Municipal Income Trust II (BFY)
13. BlackRock California Municipal Bond Trust (BZA)
14. BlackRock Florida Municipal Bond Trust (BIE)
15. BlackRock Maryland Municipal Bond Trust (BZM)
16. BlackRock Municipal Bond Trust (BBK)
17. BlackRock New Jersey Municipal Bond Trust (BLJ)
18. BlackRock New York Municipal Bond Trust (BQH)
19. BlackRock Virginia Municipal Bond Trust (BHV)
20. BlackRock California Municipal 2018 Term Trust (BJZ)
21. BlackRock Municipal 2018 Term Trust (BPK)
22. BlackRock New York Municipal 2018 Term Trust (BLH)
23. BlackRock California Municipal Income Trust (BFZ)
24. BlackRock Florida Municipal Income Trust (BBF)
25. BlackRock Municipal Income Trust (BFK)
26. BlackRock New Jersey Municipal Income Trust (BNJ)
27. BlackRock New York Municipal Income Trust (BNY)
28. BlackRock Pennsylvania Strategic Municipal Trust (BPS)
29. BlackRock Strategic Municipal Trust (BSD)
30. BlackRock California Investment Quality Municipal Trust Inc. (RAA)
31. BlackRock Florida Investment Quality Municipal Trust (RFA)
32. BlackRock New Jersey Investment Quality Municipal Trust Inc. (RNJ)
33. BlackRock New York Investment Quality Municipal Trust Inc. (RNY)
34. BlackRock Investment Quality Municipal Trust Inc. (BKN)
35. BlackRock Insured Municipal Term Trust (BMT)
36. BlackRock Muni Intermediate Duration Fund, Inc. (MUI)
37. BlackRock Muni New York Intermediate Duration Fund, Inc. (MNE)
38. BlackRock MuniHoldings Insured Fund II, Inc. (MUE)
39. BlackRock MuniHoldings Insured Fund, Inc. (MUS)
40. BlackRock MuniHoldings New Jersey Insured Fund, Inc. (MUJ)
41. BlackRock MuniHoldings Fund II, Inc. (MUH)
42. BlackRock MuniHoldings Florida Insured Fund (MFL)
43. BlackRock MuniHoldings New York Insured Fund, Inc. (MHN)

44. BlackRock MuniHoldings Fund, Inc. (MHD)
45. BlackRock MuniYield Arizona Fund, Inc. (MZA)
46. The Massachusetts Health & Education Tax-Exempt Trust (MHE)
47. BlackRock MuniVest Fund II, Inc. (MVT)
48. BlackRock MuniYield Michigan Insured Fund, Inc. (MIY)
49. BlackRock MuniYield California Insured Fund, Inc. (MCA)
50. BlackRock MuniYield New Jersey Insured Fund, Inc. (MJI)
51. BlackRock MuniYield Pennsylvania Insured Fund (MPA)
52. BlackRock MuniYield Quality Fund II, Inc. (MQT)
53. BlackRock MuniYield Quality Fund, Inc. (MQY)
54. BlackRock MuniYield New Jersey Fund, Inc. (MYJ)
55. BlackRock MuniYield Insured Fund, Inc. (MYI)
56. BlackRock MuniHoldings California Insured Fund, Inc. (MUC)
57. BlackRock MuniYield California Fund, Inc. (MYC)
58. BlackRock MuniYield Florida Fund (MYF)
59. BlackRock MuniYield New York Insured Fund, Inc. (MYN)
60. BlackRock MuniYield Michigan Insured Fund II, Inc. (MYM)
61. BlackRock MuniYield Fund, Inc. (MYD)
62. BlackRock MuniEnhanced Fund, Inc. (MEN)
63. BlackRock MuniVest Fund, Inc. (MVF)
64. BlackRock MuniYield Florida Insured Fund., Inc. (MFT)
65. BlackRock Preferred and Corporate Income Strategies Fund, Inc. (PSW)
66. BlackRock Preferred Income Strategies Fund, Inc. (PSY)

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[1] As defined herein, "APS" includes "auction preferred stock," auction rate preferred stock, auction market preferred stock and all substantially similar preferred shares whatever their formal designation.

[2] The LEARS will comply with the Rule 2a-7 requirements set forth in the Staff no-action letter issued to Eaton Vance Management, 2008 SEC No-Act. LEXIS 484 (Jun. 13, 2008), to ensure that the LEARS are eligible money market fund investments under Rule 2a-7.

[3] We note that an offering of the LEARS would not be conducted through an exchange offer and a Fund may have APS and LEARS outstanding at the same time.

[4] LEARS sold in a remarketing will settle immediately after the dividend for the prior period is paid. As a result, the purchase price in a remarketing (either a clearing or non-clearing remarketing) will be the liquidation preference of the LEARS, unless a Fund has failed to pay a dividend on the LEARS.

[5] The relief requested would apply only to purchases by Liquidity Providers in Non-Clearing Remarketings, sales by Liquidity Providers in remarketings and sales by Liquidity Providers to the Fund pursuant to the Liquidity Agreement, all of which would occur at a price equal to liquidation preference plus accumulated and unpaid dividends. All such purchases and sales by the Liquidity Provider will be made in compliance with the registration requirements of the 1933 Act or in reliance on an available exemption from such requirements.

[6] The terms of the Liquidity Agreements with Liquidity Providers have not yet been negotiated but BlackRock contemplates that the repurchase period would not extend beyond one-month from the end of the holding period.

[7] 15 U.S.C. § 78m(e).

[8] 15 U.S.C. § 78n(d).

[9] 17 C.F.R. § 240.13e-4.

[10] 17 C.F.R. §§ 240.14d-1 – 240.14d-103.

[11] 17 C.F.R. §§ 240.14e-1 – 240.14f-1.

[12] *See* Carter Hawley Hale, 760 F.2d at 948.

[13] *See* Hanson Trust PLC v. SCM Corp., 774 F.2d 47, 54-55 (2d Cir. 1985) (alteration in the original) (citations omitted); *accord* Smallwood v. Pearl Brewing Co., 489 F.2d 579, 597 (5th Cir.), cert. denied, 419 U.S. 873 (1974).

[14] *See* Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979), aff'd on other grounds, 682 F.2d 355 (2d Cir. 1982), cert. denied, 460 U.S. 1069 (1983); Hoover Co. v. Fuqua Industries, Inc., 1979-1980 Transfer Binder Fed. Sec. L. Rep. (CCH) ¶ 97,107 (N.D. Ohio June 11, 1979).

[15] *See* SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945 (9th Cir. 1985); Crane Co. v. Harsco Corp., 511 F. Supp. 294 (D.Del. 1981)

[16] *See* Hanson Trust, 774 F.2d 47; Brascan Ltd. v. Edper Equities Ltd., 477 F. Supp. 773 (S.D.N.Y. 1979).

[17] Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979).

[18] *See* id. at 783.

[19] We note that the preferred shares are entitled to elect at least two trustees of the Fund at all times (two of 13) and that the 1940 Act requires that preferred shareholders must be afforded the right to separately elect a majority of the directors or trustees of a closed-end investment company in the event that there is a two year arrearage in dividend payments. However, we believe this possibility to be entirely remote in the case of seven-

day paying preferred shares. BlackRock Funds have never missed a dividend payment on the existing APS. Clearly, a Liquidity Provider would not be purchasing LEARS with this goal in mind.

Although we are aware the SEC is considering the question of whether this voting power could cause the Liquidity Provider to be an affiliated person of the Fund under the 1940 Act, we believe that in any event, if a Liquidity Provider owns 49% or less of a Fund's preferred shares (and recognizing that the Liquidity Provider has entered into a Liquidity Agreement which includes a Fund's obligation to repurchase LEARS as described above), the Liquidity Provider would not be an affiliate of the Fund under the 1940 Act.

[20] This test was first articulated by the Commission in a 1979 Exchange Act Release (Release No. 16,385 (Nov. 29, 1979)).

[21] *See, e.g.*, *Carter Hawley Hale*, 760 F.2d at 949; *Energy Ventures, Inc. v. Appalachian Co.*, 587 F. Supp. 734, 740 (D. Del. 1984); *Wellman*, 475 F. Supp. at 823-24.

[22] *See Carter Hawley Hale*, 760 F.2d at 950; *Energy Ventures*, 587 F. Supp. at 740; *Crane Co.*, 511 F. Supp. at 302; *Wellman*, 475 F. Supp. at 823-24.

[23] *See Crane Co.*, 511 F. Supp. at 302-03 (and cases cited therein)

[24] *See, e.g.*, Weeden v. Continental Health Affiliates, Inc., 713 F. Supp. 396, 403 (N.D. Ga. 1989) (proposal to purchase target's common stock which was contained in a letter to target's board of directors and in a press release issued by the offeror did not set a specific time limit for the offer and was not "contingent on the tender of a fixed number of shares" so the target's shareholders "were not pressured into making hasty decisions"); Ludlow Corp. v. Tyco Laboratories, Inc., 529 F. Supp. at 68 (purchases of target's stock through private negotiations and on the open market "had none of the pressure-eating characteristics of a tender offer" because offeror did not seek a specified number of shares, the purchases were not contingent on the purchase of a set minimum or maximum number of shares, shares were not purchased at a premium over the market price and purchase prices were negotiated with the sellers).

[25] *See* Hanson Trust, 774 F.2d at 58 (in evaluating a questioned transaction in light of the statutory purpose of the Williams Act, one of the factors mentioned by the court was that the shareholders "were not 'pressured' to sell their shares by any conduct that the Williams Act was designed to alleviate").

[26] Courts have found "active and widespread solicitation" in cases where the offeror has contacted the target shareholders directly with unexpected purchase offers. *See* Wellman, 475 F. Supp. at 824 (offeror solicited the holders of 34% of the target's outstanding shares via telephone calls made directly to the shareholders); The Hoover Co. v. Fuqua Industries, Inc., [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 97,107, at 96,148-50 (offeror sent a series of three letters outlining the terms of its offer to members of a family which held 41% of the target's outstanding stock).

[27] *See* Waste Management, Inc., SEC No-Action Letter, 1934 WL 1057 (Oct. 25, 1988); Nat'l Medical Enterprises, Inc., SEC No-Action Letter, 1986 WL 65311 (Mar. 3, 1986); Lomas & Nettleton Financial Corp., SEC No-Action Letter, 1985 WL 55850 (Dec. 26, 1985); Beverly Enterprises, SEC No-Action Letter, 1985 WL 55663 (Dec. 6, 1985); Joseph E. Seagram & Sons, Inc., SEC No-Action Letter, 1985 WL 54400 (Aug. 23, 1985); Merrill Lynch & Co., Inc., SEC No-Action Letter, 1985 WL 54284 (Sept. 2, 1985); G. Heileman Brewing Co., Inc., SEC No-Action Letter, 1985 WL 54265 (Aug. 25, 1985); Staley Continental, Inc., SEC No-Action Letter, 1985 WL 54385 (June 8, 1985); Waste Management, Inc., SEC No-Action Letter, 1985 WL 54143 (Apr. 12, 1985).

[28] *See* First Financial Management Corp., SEC No-Action Letter, 1991 WL 176617 (Jan. 22, 1991); Southmark Corp., SEC No-Acton Letter, 1986 WL 67392 (Nov. 17, 1986); Capital Cities Communications, Inc., SEC No-Action Letter, 1986 WL 66530 (Feb. 3, 1986).

[29] *See* the series of investment grade debt tender No-Action Letters that, among other things, granted relief for tenders that were open for less than ten calendar days and tenders at a fixed spread over U.S. Treasury securities:

Times Mirror Co., SEC No-Action Letter, 1994 WL 637182 (Nov. 15, 1994); Goldman, Sachs & Co., SEC No-Action Letter, 1993 WL 497126 (Dec. 3, 1993); Merrill Lynch, Pierce, Fenner & Smith Inc., SEC No-Action Letter, 1993 WL 270676 (July 19, 1993); Salomon Brothers Inc., SEC No-Action Letter, 1990 WL 286946 (Oct. 1, 1990); Shearson Lehman Brothers Inc., SEC No-Action Letter, 1986 WL 67463 (Dec. 3, 1986); Goldman, Sachs & Co., SEC No-Action Letter, 1986 WL 66561 (Mar. 26, 1986); First Boston Corp, SEC No-Action Letter, 1986 WL 65408 (Apr. 17, 1986); Kidder, Peabody & Co. Inc., SEC No-Action Letter, 1986 WL 66825 (May 5, 1986).

END